02043033

P.E. 12-31-01

RECD S.E.C.
JUL 16 2002
1086

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

AMAC

2001 ANNUAL REPORT



Years Ended December 31	2001	2000	1999	1998	1997
Selected Statement of Operations Data					
Revenue:					
Service	$13,579,870	$10,426,206	$8,789,882	$7,812,571	$6,757,594
Product	366,729	324,521	435,358	484,637	879,136
Total Revenue	$13,946,599	$10,750,727	$9,225,240	$8,297,208	$7,636,730
Net Income (Loss)	$109,559	$(529,805)	$875,559	$986,503	$804,508
Net Income (Loss) Per Share - Basic	$0.02	$(0.08)	$0.14	$0.17	$0.14
Net Income (Loss) Per Share - Diluted	$0.02	$(0.08)	$0.14	$0.16	$0.14
Weighted Average Number of Common Shares:					
Basic	6,433,275	6,412,347	6,375,803	5,938,900	5,839,450
Diluted	6,539,659	6,412,347	6,449,233	6,061,893	5,936,204
Selected Balance Sheet Data As Of Dec 31					
Total Assets	$14,431,343	$15,133,833	$11,384,521	$9,924,196	$7,251,628
Long-Term Liabilities	$ 1,679,104	$3,164,430	$722,852	$503,308	$320,797
Shareholders' Equity	$ 9,735,414	$9,550,720	$10,015,175	$9,027,473	$6,470,178

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on NASDAQ (Symbol: AMAC). The high and low bid prices for the Common Stock, as furnished by NASDAQ, are shown for the fiscal years indicated. The quotations set forth below do not include retail markups, markdowns or commissions and may not represent actual transactions.

2000	High	Low
First Quarter	$ 4.2500	$ 1.1250
Second Quarter	2.6875	1.6800
Third Quarter	2.6250	1.3750
Fourth Quarter	2.2500	1.1880

2001	High	Low
First Quarter	$ 1.6250	$ 1.2190
Second Quarter	3.3900	1.1875
Third Quarter	3.1500	1.8000
Fourth Quarter	2.9400	1.5700

As of June 28, 2002, there were 367 record holders of the Company's Common Stock.

The Company did not pay dividends on its Common Stock during the two years ended December 31, 2001 and 2000 and does not anticipate paying dividends in the foreseeable future.



Upon completion of American Medical Alert Corp.'s (AMAC) twenty first successful year as a public company, I am pleased to report to our shareholders that our enhanced portfolio of high-quality healthcare monitoring systems, coupled with the achievements of our management team, generated solid results.

AMAC's single most important goal of transitioning to a comprehensive healthcare communications platform is complete, as the Company now possesses the essential components to enter new markets with an enhanced product portfolio. The milestones achieved include:

- Execution of a strategic relationship with Health Hero Network to integrate disease monitoring technologies with AMAC's flagship product.
- Acquisition and operationalization of H-LINK® OnCall.
- Implementation and integration of a refined inventory control tracking system.
- Completing AMAC's first institutional financing raising 2.8 million dollars in private placement capital.
- Execution of a new banking relationship with The Bank of New York.
- Execution of a long-term lease for our new centralized communications center.

Over the last three years, management has strategically positioned AMAC to be at the forefront of the Personal Emergency Response System (PERS) industry, and today, we are again, leading with innovation as AMAC is the first PERS company to break ground with new, comprehensive monitoring product offerings for multiple disease states and conditions.

Disease management monitoring is a healthcare approach that is bringing about rapid improvement to today's healthcare delivery systems. The search for solutions to improve quality and decrease the cost of care, have created the environment for disease management monitoring to positively impact health care delivery.

AMAC is now focused on execution and refinement of our strategic business plan. The chief emphasis of this next phase focuses on continuing to build market share in both the disease management monitoring and healthcare communication service sectors. Concurrently, the Company is concentrating its energies to educate our call center personnel to further encourage the relationship between data capture and the clinical aspects of patient care.

When it comes to America's senior cohort, AMAC believes independence is paramount. It is this conviction that drives us towards improving the health care delivery system. Our goal remains constant ... to outdistance the competition and build our position as the industry's leading provider of innovative health monitoring services designed to assist health care providers in the delivery of high quality cost effective care... without compromise.

At a time when future direction is often difficult to visualize, AMAC's strategic plan is focused and on target. Management believes our plan to accelerate continued and diversified revenue growth will result in improved shareholder value as early as 2003. The collective efforts of our management team have landed us on the investment community's radar screen. We urge our shareholders to watch us perform.

Sincerely yours,

Howard M. Siegel

President & CEO

American Medical Alert Corp. ("AMAC" or the "Company"), a company incorporated under the laws of the State of New York in 1981, is engaged primarily in the business of designing, engineering, marketing, installing and monitoring computerized Personal Emergency Response Systems ("PERS"), utilizing proprietary and commercially available technologies. In addition, the Company has embarked upon an expansion of the original PERS platform to include disease management monitoring and biometric measurement data collection. As used herein, the term "AMAC" or "Company" means, unless the context requires otherwise, the Company and its wholly owned subsidiaries, HCI Acquisition Corp. and Safe Com, Inc.

The Company is a provider of medical response and 24-hour on-call-monitoring services to assist the healthcare community in providing at-risk patients access to assistance from professionals. Through a diversified marketing and referral network, AMAC predominantly markets its products to hospitals, home care providers, physicians, medical transportation companies, medical equipment suppliers, social services agencies, health maintenance organizations, and retirement facilities. The Company also engages in some direct marketing to the individual consumer. A primary corporate goal is to support the delivery of home healthcare services and home monitoring services to provide patient security, timely healthcare intervention and compliance with directives from healthcare providers.

As part of AMAC's diversification strategy, the Company has expanded its market penatration through the addition of.new products and services which compliment the core business as follows:

- In 1999, the Company, under an exclusive licensing agreement, markets MED-TIME®, an electronic medication reminder and dispensing unit. The exclusive licensing agreement originates from PharmaCell AB, a Swedish company, with licensing rights extending throughout the United States, Canada and Mexico. The Company plans expansion into these licensed areas on a controlled basis. The device is utilized in conjunction with the Company's PERS or as a standalone medication compliance unit.

- In November 2000, the Company, through its subsidiary HCI Acquisition Corp., acquired the assets of Harriet Campbell, Inc. The purpose of the acquisition was to create a new profit center complementary to the Company's current business infrastructure through a new brand called H-LINK® OnCall. Harriet Campbell, Inc. was a provider of telephone answering and office support services for the New York Metropolitan area healthcare community. The call center currently processes approximately 185,000 messages, wireless pages and other contacts monthly on behalf of its 1,750 independent physicians and hospital based healthcare providers.

- To facilitate the embarkation on the disease management monitoring initiative, the Company executed a strategic relationship and licensing agreement with Health Hero Network, Inc., ("HHN"), on November 1st, 2001. The purpose of the agreement is to allow the Company to avail itself of a proven patented web-based system for disease management monitoring. This system has been shown to promote positive outcomes on a clinical basis and concurrently provides a cost-effective healthcare tool. The Company is in the processing stage of melding the PERS unit with the HHN disease management monitoring platform. The projected date for commercialization of this process is early 4th quarter 2002.

  The efficacy of HHN's system has been the basis of studies by independent clinical entities as well as HHN outsourced research organizations. Studies from sources conclude that the HHN platform has not only had a positive effect on individual client clinical and qualitative outcomes but is also cost beneficial. Focus groups conducted by the Company and their independent clinical consultants further conclude that the melding of the PERS feature set, which allows instantaneous access to trained emergency personnel, with the HHN platform, should provide additional positive outcomes. The exclusive nature of the Company's arrangement with HHN is anticipated to provide AMAC with a major point of differentiation from other PERS providers as the healthcare community embraces disease management as a vital healthcare tool.

The Company also seeks to develop biometric monitoring capability for inclusion within the new product offering. Initially, the Company envisions monitoring weight, blood pressure, and glucose levels. Expansion to other vital signs monitoring will be dictated by healthcare marketplace demands. These capabilities will be made available as an integrated component of the enhanced PERS platform on an adjunct or on-demand basis.

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the financial statements and notes hereto.

This discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, certain of which are specified in the Risk Factors section of this report, in addition to assuming a continuation of the degree and timing of customer utilization and rate of renewals of contracts with the Company at historical levels. These risks and uncertainties, both known and unknown, in addition to general economic, competitive and other business conditions, could cause actual results, performance and achievements to differ materially from those described or implied in the forward-looking statements. Unless otherwise required by applicable securities laws, the Company assumes no obligation to update any such forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

A. Results of Operations.

The Company's gross revenues, which consists primarily of revenue from services, MRR, increased from $10,750,727 in 2000 to $13,946,599 in 2001, an increase of 30%, and increased from $9,225,240 in 1999 to $10,750,727 in 2000, an increase of 17%. The increase in gross revenues from 2000 to 2001 is primarily from the increased revenue generated from HCI Acquisition Corp. In 2001, the Company recorded twelve months of revenue relating to HCI Acquisition Corp. as compared to just over one month of revenue in 2000, as HCI Acquisition Corp was acquired on November 21, 2000. The increase in revenue from HCI Acquisition Corp. was approximately $2,200,000. Additionally, the increase in both 2000 to 2001 and 1999 to 2000 is due to management's emphasis on the continued growth and diversification of the Company's recurring service revenue base. These efforts include expansion into new regions, competitive conversions, strategic partnerships with healthcare provider systems, and additional entry into Medicaid reimbursed marketplaces.

Costs related to services increased from $5,004,180 in 2000 to $6,452,181 in 2001, an increase of 29%, and increased from $3,386,606 in 1999 to $5,004,180 in 2000, an increase of 48%. Costs related to services, as a percentage of service revenue, for 2001, 2000 and 1999 were 48%, 48% and 39%, respectively. In 2001, the costs related to services primarily increased due to the Company incurring twelve months of expense relating to HCI Acquisition Corp., while in 2000 the Company only recorded just over one month of expense. This resulted in an increase in expense from 2000 to 2001 of approximately $965,000.

In addition, costs related to services increased due to additional response center personnel, additional depreciation and amortization expenses and certain fixed and variable production costs being expensed as a result of the limited production of PERS during the year ended December 31, 2001. Such limited production resulted from the Company's utilization of its inventory of leased medical devices held for lease as of December 31, 2000. In 2000, the increases in costs related to services resulted from the Company's overall expansion as well as its expansion into new regions. In the latter part of 1999 and early 2000, when the Company decided to expand into new regions, there was an increase in production of units to allow for such expansion. This expansion into new markets was primarily performed through the use of third party agencies. As the Company entered into these new regions it was discovered that the medical devices, which had not previously experienced compatibility issues with telephone lines, were experiencing such difficulties. Consequently, a significant number of units had to be returned, through the third party agencies, and redesigned to adjust for the compatibility issues experienced with the telephone lines. As a result of this redesign and upgrade to the units, the Company incurred approximately $300,000 of additional costs that could not be anticipated. Additionally, with the increased production of units and the unanticipated large movement of inventory to and from third party agencies and their network of installers, the Company incurred a significant loss of units beyond what had been experienced in the past. The effect of the lost equipment resulted in a charge to cost of services in 2000 of approximately $430,000 as compared to approximately $50,000 in 1999. In 2001, the lost equipment resulted in a minimal charge to cost related to services. In 2000, the costs related to services also increased due to additional response center personnel, depreciation and amortization, enhancement of the Company's information systems and increases in telecommunication costs resulting from the expansion of available services to subscribers.

Revenues from product sales increased from $324,521 in 2000 to $366,729 in 2001, an increase of 13%, and decreased from $435,358 in 1999 to $324,521 in 2000, a decrease of 25%. The increase in revenue from product sales from 2000 to 2001 is primarily due to the increased sales of the Company's proprietary medication compliance device (MED-TIME®). Decreases in revenues from product sales from 1999 to 2000 is primarily a result of management's changing focus toward the growth of its subscriber base, rental income and service revenues. In 2000, this decrease was partially offset by the increased sales of the Company's proprietary medication compliance device (MED-TIME®). Gross profit on product sales in 2001, 2000 and 1999 was 44%, 11% and 18%, respectively. The significant increase in the gross profit percentage for 2001 was higher due to higher gross profit margins realized on the sale of the Company's proprietary medication compliance device (MED-TIME®) .

Selling, general and administrative expenses increased from $6,173,008 in 2000 to $6,846,638 in 2001 , an increase of 11%, and increased from $3,961,954 in 1999 to $6,173,008 in 2000, an increase of 56%. The additional expenses incurred in 2001, as compared to 2000, were primarily the result of the following:

Full year of operations for HCI Acquisition Corp.
In November 2000, the Company acquired substantially all of the assets of Harriet Campbell, Inc, a business providing telephone after-hour answering service, telephone stand-alone voice mail services and other services to the healthcare community in the New York City area. During 2001, the Company incurred twelve months of expense, while in 2000, the Company only recorded just over one month of expense. This resulted in an increase in expense from 2000 to 2001 of approximately $875,000.

Expenses related to new licensing agreement.
During 2001, the Company entered into a Cooperative Licensing, Development, Services and Marketing Agreement with HHN. In connection with this agreement, the Company has incurred approximately $100,000 of expenses.

Put Warrant Obligation
In connection with the HCI acquisition, the Company issued to the selling stockholder two warrants to purchase 133,333.33 and 105,000 shares, respectively, of the Company's common stock at an exercise price of $2 per share. The warrants are exercisable until November 20, 2005 and December 20, 2005, respectively. In addition, the selling stockholder has the option, only during a period of ten trading days, beginning on November 21, 2003 and 2005, respectively, to require the Company, under certain circumstances, to redeem the warrants (the Put Option) at $5 or $6, respectively, less the exercise price per share of $2. Based on a valuation of the warrants and the right of redemption of the warrantholder, the Company was required to record $130,000 of expense in 2001.

This increase in selling, general and administrative expense was partially offset by the reduction in advertising, bad debt, travel & entertainment and legal expenses.

Certain additional expenses incurred in 2000 over that of 1999 were the results of:

Hiring of executive and management personnel.
As part of the Company's overall plan in anticipation for growth and expansion and solidifying of its corporate structure, it retained the services of a number of executives and other personnel. This increased payroll and related benefits over that of 1999 by approximately $800,000. The Company believes that although a significant expense was incurred for payroll and related expenses, it now has the infrastructure necessary to allow its business growth plan to proceed.

Legal fees associated with maintaining the City of New York's Human Resources Administration contract.
As a result of the Company pursuing its rights and remedies in connection with the HCSP contract, the Company incurred legal expenses of approximately $350,000. This amount is an accumulation of deferred costs in 1999 plus additional expenses incurred in 2000.

Additional reserves on Medicaid receivables.
The Company continues to serve as the exclusive provider under the New York City contract. However, during the negotiation with New York City, there have been delays in approvals for payment. This has directly resulted in an increase in the receivable balance relating to the Medicaid sector, with respect to which the Company provided additional reserves of $225,000 during the year. The Company has engaged consultants and professionals with significant experience in this area to help expedite the processing and payment of these receivables.

Formation of the Company's subsidiary, HCI Acquisition Corp.

In November 2000, the Company acquired the assets of Harriet Campbell, Inc. The expenses relating to the period in which the Company has owned this wholly owned subsidiary is reflected in the selling, general and administrative expense. This resulted in approximately $170,000 of additional expense.

Certain other increases in selling, general and administrative expenses included additional rental expense of approximately $114,000 and depreciation expense of approximately $100,000.

Additional Factors Affecting 2000 Results

Management analysis concluded that in order to improve the operational efficiency of the Company, certain areas of the Company's operations required corrective action. These action plans were implemented throughout 2000. The Company focused on its company-wide inventory control system, the growth in Medicaid Accounts Receivable, inefficient fragmentation and decentralization of operational processes, and inadequate and non-interrelational management information systems with poor networking capability. The management team addressed these areas as follows:

I. An outside consulting firm specializing in inventory management was engaged in June 2000 to provide recommendations and an assessment of the current inventory tracking capability. On February 26, 2001, the Company activated its new computerized inventory tracking system, which was recommended by the consulting firm. This system allows for monitoring equipment by utilizing unit serial numbers and bar codes. The inventory tracking system is intended to significantly reduce the percentage of reserve units required to be in circulation in order to assure customer satisfaction and supply. The Company believes reduction in the percentage of aggregate off-line/non-revenue producing time for nonutilized units will ultimately improve overall per unit profitability. The Company expects this system to also provide increased tracking capabilities, which should diminish inventory losses in the future.

II. In an effort to reduce the Medicaid accounts receivable to a more manageable and traditional level, the Company initiated a series of discussions with New York City administrative representatives.

III. Management continues to review each operational site with the goal of centralization of similar functions to eliminate costly redundancies.

IV. Recruitment of a skilled and knowledgeable MIS Director and the expansion of the MIS department have thus far resulted in considerable streamlining of reporting and systems capability. Ongoing projects are underway to further enhance system efficiency and versatility.

V. Diversification of revenues by increasing the non-New York City HCSP contract base by 28% in 2000. The Company's acquisition of the assets of Harriet Campbell, Inc. resulted in an additional annualized revenue stream not related to the HCSP contract of $1.8 million.

To further reduce operational costs, the Company has commenced other cost saving methods including:

- Staff reductions originating from the centralization of certain accounting and customer service functions.

- Execution of a contract with a new manufacturer of PERS activator devices affording the Company a significant reduction in the overall cost of the PERS system.

- Leverage of the entire telephone and communication needs of the Company under service provision by a sole provider with an anticipated reduction of one of the Company's major expenditures, positively impacting both cost of service and sales, general and administrative categories.

Management's Corrective Action Plan With Regard to Factors Affecting 2000 Results

The Management team continues to address those factors that impacted the 2000 results in an effort to minimize such occurrences in the future as follows:

I. In February 2001, the Company activated its new computerized inventory accounting system. The system, while continually being evaluated and modified as deemed necessary, has allowed the Company to monitor and control its inventory more efficiently. Among other things, the Company has been able to track inventory both at its own locations as well as that located at third party agencies. This has enabled the Company to utilize better inventory stock control that has resulted in the reduction of units circulated in the field, which ultimately leads to more accurate production levels. In addition, through the utilization of this system, the Company's inventory shrinkage during 2001 was minimal.

II. The Company has continued to pursue its outstanding receivables with the NYC Medicaid program. As of December 31, 2001, the Company reduced its total outstanding receivable with NYC Medicaid from December 31, 2000 by approximately $100,000. The Company, through its attorneys, lobbyist and internal personnel, continues to further pursue these receivables to reduce them down to a more reasonable level.

III. During 2001, the Company eliminated certain personnel at its operational sites which has had little impact on the Company's day to day operations. The Company continues to evaluate the possibility of more reductions to centralize more similar functions and to eliminate costly inefficiencies.

IV. The Company has streamlined its reporting and system capabilities within the MIS department as a result of the work performed by the MIS director. As the Company looks forward with future projects, the MIS department will play a significant role, and as a result the Company is looking to expand this department with other skilled and knowledgeable personnel.

V. The Company has reduced its reliance on the NYC Medicaid contract. As of December 31, 2001 the revenues generated from this program accounted for only 26% of the revenues as opposed to 35% and 41% in 2000 and 1999, respectively. With the growth of its core business, growth of its OnCall business and its new endeavor with its licensing agreement with Health Hero Network, Inc., the Company anticipates that the dependency on the NYC contract will continue to diminish.

Interest expense for 2001, 2000 and 1999 was $218,873, $145,137, and $23,087, respectively. Interest expense increased in 2001 as a result of additional borrowings needed for the HCI Acquisition in November 2000 being outstanding for a full year and the addition of a capital equipment lease. These increases were partially offset by the decrease in interest rates. Interest expense increased in 2000 as a result of additional borrowings needed to fund increased production of units and equipment needs for new subscribers, fund management systems, and the acquisition by HCI of the assets of Harriet Campbell, Inc.

The Company's income before provision for income taxes in 2001 was $309,559 as compared to a loss of $(807,805) in 2000. The increase in 2001 resulted from an increase in the Company's service revenues, offset by increases in costs related to services and selling and administrative costs. Loss before provision for income taxes in 2000 was $(807,805), a decrease of $2,326,364 from 1999. The decrease in 2000 resulted from an increase in the Company's costs related to services and selling and administrative costs, offset by an increase in service revenues.

B. Liquidity and Capital Resources

During 2001, cash provided by operating activities was $2,261,260 as compared to $2,134,999 in 2000. Cash paid for income taxes in 2001 was $217,306 as compared to $156,646 in 2000. Expenditures for fixed assets and medical devices held for lease aggregated $ 817,440 in 2001 as compared to $3,237,795 in 2000. During 2001, cash increased by $281,449, as compared to a decrease in cash of $416,487 in 2000.

During 2000, the Company entered into a revolving credit line agreement that permitted maximum borrowings up to $2,500,000 (based upon 75% of eligible accounts receivable and 50% of inventory, as defined), reduced to $1,700,000 in April 2001. Borrowings under the line bear interest at the lower of the prime rate or LIBOR plus 2.50% (as defined) and are collateralized by the Company's assets. The credit line is available until May 31, 2002. In addition, the new agreement provided for a $2,000,000 term loan facility with a term of 60 months. The bank's commitment for term loans was canceled in April 2001. There was $1,100,000 and $1,300,000 outstanding on the line of credit as of December 31, 2001 and 2000. No amounts were outstanding under the term loan facility at December 31, 2000. The agreement with respect to the facility provides for negative and affirmative covenants including those related to tangible net worth, working capital and other borrowings.

The following table is a summary of contractual debt obligations recorded as of December 31, 2001 as follows:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Line of Credit - Bank	$1,100,000	$1,100,000			
Debt	$ 845,189	$ 245,616	$ 424,206	$ 70,367	$ 105,000
Capital Leases	$ 440,063	$ 244,685	$ 189,255	$ 6,123	
Operating Leases	$1,485,788	$ 279,583	$ 771,312	$ 434,893	
Total Contractual Cash Obligations	$3,871,040	$1,869,884	$ 1,384,773	$ 511,383	$ 105,000

At December 31, 2001, the Company was in compliance with its loan covenants under the amended agreement dated April 13, 2001.

At December 31, 2000, the Company was not in compliance with certain of its loan covenants. In April 2001, the loan covenant violations were waived by the bank and the Company and the bank agreed to certain amendments to the covenants on a prospective basis, as well as other significant amendments to the loan agreement. The amendments reduced the maximum line of credit from $2,500,000 to $1,700,000 and terminated the bank's commitment for term loans.

In March 2002, the Company completed negotiations with another bank, for which it received a commitment letter, subject to certain conditions, for a credit facility of $3,000,000, which includes a term loan of $1,500,000 and a revolving credit line that permits maximum borrowings up to $1,500,000 (based on eligible receivables as defined). Borrowings under the term loan will bear interest at LIBOR plus 3.5% and the revolving credit line will bear interest at LIBOR plus 3.0%. The term loan will be payable over five years while the credit facility will be available for three years. The Company will use the proceeds from this bank financing to repay the existing bank debt and fund capital expenditures and working capital needs. As a result of this agreement, the Company's debt obligation due within one year would be reduced by $1,250,000 to $650,000.

Other Factors

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York in an effort to consolidate its HCI, Flushing and Oceanside ERC and Customer Service facilities. The Company, believes that centralization of the ERC, Customer Service and H-Link OnCall operations would provide additional efficiencies and facilitate the continued projected growth of the H-Link and Disease Management Monitoring divisions. The term of the lease shall be for a period of fifteen (15) years from the commencement date. The commencement date shall be the last of the following to occur: (a) the date on which landlord gives notice to tenant that the work to be performed by landlord has been substantially completed; (b) the date landlord shall have obtained a temporary certificate of occupancy for the building which authorizes and permits the occupancy by tenant; and (c) the date on which the certain interior work has been completed. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase plus reimbursement for real estate taxes. As a result of this transaction, the Company and the building are eligible for significant Relocation and Employment Assistance Program (REAP) and other tax incentive and cost savings benefits from the City of New York. The Company expects to occupy the premises during the 4th quarter of 2002. Simultaneously with the move, the Company plans to vacate the premise in Flushing, which is currently on a month to month lease, sublet 3255 Lawson Boulevard in Oceanside and sell the condominium currently occupied by HCI Acquisition Corp.

On November 1, 2001, the Company entered into a Cooperative Licensing, Development, Services and Marketing Agreement with Health Hero Network, Inc. (the "Agreement") in which the parties agreed to develop a new integrated appliance combining the features associated with the traditional PERS product with Health Hero Network's (HHN) technology. Pursuant to the Agreement, the Company will be the exclusive manufacturer and distributor (based on achievement of certain sales milestones), in the United States, of an enhanced PERS system that combines the Company's traditional safety monitoring features with Health Hero Network, Inc.'s internet based disease management monitoring technology. The Agreement has a minimum five year term, and also provides for the payment by the Company of certain royalty fees based on the service revenue derived from the enhanced PERS product. In addition, the Company's exclusivity is subject to achievement of certain sales milestones during the term of the Agreement. The Company anticipates the costs associated with the licensing, research and development and marketing with respect to this Agreement to approximate $2.0 million over the next 12-18 months. The cost of the licensing component will aggregate $1,000,000, of which $300,000 has been paid as of March 22, 2002. Related professional fees of approximately $95,000 have been capitalized. The Company is currently reviewing possible sources of financing.

In the normal course of business, as of December 31, 2001, the Company has committed to purchase 2,500 Model 800 Personal Emergency Response systems in 2002. The cost to purchase these units will be $321,700. As of December 31, 2001 the Company prepaid $60,375 towards this purchase. The remaining amount outstanding will be paid within the 2002 fiscal year.

Certain related party transactions are included in Part III and in Footnotes 5 and 7 to the Consolidated Financial Statements.

The Company's working capital on December 31, 2001 was $1,757,078 as compared to $2,353,508 on December 31, 2000. The Company believes that its present cash and working capital position combined with its borrowing availability under its new credit facility and future anticipated cashflow generated from operations will be sufficient to meet its cash and working capital needs for at least the next 12 months. However, if the Company is unable to obtain additional sources of financing, this may hinder the progress or prevent the Company from moving ahead with the Health Hero Network, Inc. endeavor. During 2002, the Company anticipates that it will make capital investments of approximately $1,000,000, exclusive of Health Hero Network, Inc., for the enhancement of its management information systems, and the production and purchase of additional systems which the Company intends to rent. In 2001 and 2000 the Company had capital expenditures of approximately $800,000 and $3,000,000, respectively.

Since 1983, the Company has provided PERS services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). During the years ended December 31, 2001, 2000 and 1999, the Company had revenues from this contract representing 26%, 35%, and 41%, respectively, of its total revenue. As of December 31, 2001 and 2000, accounts receivable from the contract represented 47% and 53%, respectively, of accounts receivable and leased medical devices in service under the contract represented 30% and 31%, respectively, of leased medical devices.

In January 1999, in response to a Request For Proposal ("RFP") issued by HCSP, AMAC and several other companies submitted proposals to provide PERS services on behalf of the City of New York through June 30, 2003. On October 22, 1999, the Company was advised by HCSP that another company had been preliminarily recommended. The Company's management reviewed HCSP's preliminary recommendation and assessed alternative options and courses of action. On November 1, 1999, the Company submitted a formal protest pursuant to paragraph 4-04 of the Rules of the Procurement Policy Board of the City of New York to contest the preliminary award. In September 2001, the Company was advised by HCSP that the RFP had been cancelled. The Company continues to provide services to the City of New York under extensions and contracts issued periodically. The current contract reflects terms and conditions present in the original contract.

During any contract renewal process, there can be no assurance that the same level of revenues will be sustained due to a variety of factors, including pricing, number of subscribers to be serviced, and the amount of time that passes before the renewal agreement is acted upon by HCSP. While the Company has reduced its dependence on revenue from HCSP, a significant amount of the Company's revenue could be lost, albeit over a protracted period, if the contract with HCSP is not maintained or is maintained at a significantly lower level of revenue. This could have a material adverse effect on operating results and cash flows. In addition, it is possible that significant adjustments to inventory of medical devices held for lease and leased medical devices associated with the contract would occur. The extent and significance of the adjustments will be dependent upon the length of the transition period to the new provider subject to management's ability to place these devices with other providers.

The Company's management has developed and implemented a business plan to minimize the reliance on

HCSP. This involves the reduction in HCSP related overhead and redeployment of assets to other programs, in the event that HCSP contract were not to continue for any reason. In addition, the Company focuses on, and will continue to build its subscriber base through consumers, healthcare agencies, health maintenance organizations, durable medical equipment providers, retirement communities, hospitals and other governmental agencies. In addition, the Company is continuing to invest in new products, services, and initiatives.

RECENT EVENTS

On April 22, 2002, the Company completed a private equity placement of the Company's common stock and warrants, for total aggregate proceeds of $2.73 million. SAFECO Growth Opportunities Fund and SAFECO Growth Opportunities Portfolio were the lead institutional investors purchasing approximately 77% of the placement.

On May 22, 2002, AMAC entered into a $3 million credit facility with The Bank of New York, which includes a $1.5 million term loan and a revolving credit facility that permits maximum borrowing of up to $1.5 million (subject to a borrowing base). AMAC intends to use the funds to retire existing indebtedness, consolidate the Company's facilities, fund capital expenditures and for other general operating purposes.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Board of Directors and Shareholders
American Medical Alert Corp. and Subsidiaries
Oceanside, New York

We have audited the accompanying consolidated balance sheets of American Medical Alert Corp. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 200l. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Medical Alert Corp. and Subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Margolin, Winer & Evens LLP
Margolin, Winer & Evens LLP
Garden City, New York

March 14, 2002

DECEMBER 31,	2001	2000
ASSETS (Note 2)		
CURRENT ASSETS:		
Cash	$ 818,696	$ 537,247
Accounts receivable (net of allowance for doubtful accounts of $417,500 in 2001 and $300,000 in 2000) (Notes 1 and 11)	2,866,015	2,850,756
Notes and other receivables (Notes 3 and 5)	276,594	219,971
Inventory (Note 1)	171,283	154,880
Prepaid and refundable taxes	109,328	601,478
Prepaid expenses and other current assets	123,987	98,859
Deferred income taxes (Notes 1 and 6)	408,000	309,000
TOTAL CURRENT ASSETS	4,773,903	4,772,191
INVENTORY OF MEDICAL DEVICES HELD FOR LEASE (Note 1)	1,433,750	1,886,016
FIXED ASSETS—AT COST:		
Building (condominium unit)	400,000	400,000
Leased medical devices	10,759,799	9,927,351
Monitoring equipment	1,322,788	1,146,454
Furniture and equipment	520,953	535,927
Leasehold improvements	219,600	219,600
Automobiles	61,084	45,468
	13,284,224	12,274,800
Less accumulated depreciation and amortization (Note 1)	6,985,923	5,567,574
	6,298,301	6,707,226
OTHER ASSETS:		
Long-term portion of notes receivable (Note 3)	162,918	196,428
Intangible assets and deferred charges (net of accumulated amortization of $457,055 in 2001 and $209,438 in 2000) (Notes 1, 3 and 4)	1,594,722	1,502,375
Other assets	117,749	69,597
Defered Income taxes	50,000	—
	1,925,389	1,768,400
TOTAL ASSETS	$14,431,343	$15,133,833

DECEMBER 31,	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of notes payable (Note 2)	$ 1,345,616	$ 247,839
Accounts payable	799,456	1,077,168
Accrued expenses	538,949	750,754
Current portion of capital lease obligations (Note 7)	214,903	179,565
Deferred revenue (Note 1)	117,901	163,357
TOTAL CURRENT LIABILITIES	3,016,825	2,418,683
Deferred Income Tax Liability (Notes 1 and 6)	519,000	507,000
Long-Term Portion of Notes Payable (Note 2)	599,573	2,107,843
Long-Term Portion of Capital Lease Obligations (Note 7)	180,065	308,721
Put Warrant Obligation (Note 3)	319,000	189,000
Accrued Rental Obligation and Other (Note 7)	61,466	51,866
TOTAL LIABILITIES	4,695,929	5,583,113
COMMITMENTS AND CONTINGENCIES (Notes 4, 7, 8, 10, 11 and 14)	—	—
SHAREHOLDERS' EQUITY (Notes 8 and 10):		
Preferred stock, $.01 par value—authorized, 1,000,000 shares; none issued and outstanding		
Common stock, $.01 par value—authorized, 20,000,000 shares; issued 6,498,545 shares in 2001 and 6,458,021 shares in 2000	64,985	64,580
Additional paid-in capital	6,340,669	6,265,939
Retained earnings	3,435,792	3,326,233
	9,841,446	9,656,752
Less treasury stock, at cost (43,910 shares)	(106,032)	(106,032)
TOTAL SHAREHOLDERS' EQUITY	9,735,414	9,550,720
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$14,431,343	$15,133,833

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,	2001	2000	1999
REVENUE (Notes 1 and 11):			
Services	$13,579,870	$10,426,206	$8,789,882
Product sales	366,729	324,521	435,358
	13,946,599	10,750,727	9,225,240
COSTS AND EXPENSES (INCOME):			
Costs related to services	6,452,181	5,004,180	3,386,606
Cost of products sold	205,486	289,221	357,046
Selling, general and administrative expenses	6,846,638	6,173,008	3,961,954
Interest expense	218,873	145.137	23,087
Other income	(86,138)	(53,014)	(22,012)
	13,637,040	11,558,532	7,706,681
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	309,559	(807,805)	1,518,559
PROVISION (CREDIT) FOR INCOME TAXES (Notes 1 and 6)	200,000	(278,000)	643,000
NET INCOME (LOSS)	$ 109,559	$ (529,805)	$ 875,559
BASIC EARNINGS (LOSS) PER SHARE (Note 1)	$ .02	$ (.08)	$ .14
DILUTED EARNINGS (LOSS) PER SHARE (Note 1)	$ .02	$ (.08)	$ .14

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001, 2000 and 1999	Common Stock Number of Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance—January 1, 1999	6,397,570	$63,976	$6,089,050	$2,980,479	$(106,032)	$ 9,027,473
Exercise of Stock Options (Note 8)	24,262	242	61,901	—	—	62,143
Exercise of Stock Warrants (Note 8)	25,000	250	49,750	—	—	50,000
Net Income for the Year Ended December 31, 1999	—	—	—	875,559	—	875,559
Balance—December 31, 1999	6,446,832	64,468	6,200,701	3,856,038	(106,032)	10,015,175
Exercise of Stock Options (Note 8)	11,189	112	26,194	—	—	26,306
Warrants Issued (Notes 3 and 8)	—	—	39,044	—	—	39,044
Net Loss for the Year Ended December 31, 2000	—	—	—	(529,805)	—	(529,805)
Balance—December 31, 2000	6,458,021	64,580	6,265,939	3,326,233	(106,032)	9,550,720
Exercise of Stock Options (Note 8)	40,524	405	74,730	—	—	75,135
Net Income for the Year Ended December 31, 2001	—	—	—	109,559	—	109,559
BALANCE—DECEMBER 31, 2001	6,498,545	$64,985	$6,340,669	$3,435,792	$(106,032)	$ 9,735,414

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 109,559	$ (529,805)	$ 875,559
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision (credit) for deferred income taxes	(137,000)	(69,000)	56,000
Provision for doubtful receivables	117,500	225,000	15,000
Gain on sale and leaseback of fixed assets	(5,600)	(5,600)	(5,600)
Depreciation and amortization	2,024,588	1,738,238	1,273,484
Provision for valuation of put warrants	130,000	—	—
Accrued rental obligation	15,200	40,300	—
Decrease (increase) in:			
Accounts receivable	(132,759)	(705,903)	(100,142)
Inventory	(16,403)	636,692	537,954
Prepaid and refundable taxes	492,150	(441,241)	(160,237)
Prepaid expenses and other current assets	(25,128)	83,452	(42,679)
Other assets	(48,152)	31,558	(108,073)
Increase (decrease) in:			
Accounts payable	(98,412)	601,935	119,926
Accrued expenses	(118,827)	406,016	100,031
Deferred revenue	(45,456)	123,357	—
Income taxes payable	—	—	(21,569)
Net Cash Provided by Operating Activities	2,261,260	2,134,999	2,539,654
CASH FLOWS FROM INVESTING ACTIVITIES:			
Advances for notes receivable	(140,000)	(300,000)	—
Repayments for note receivable	116,887	36,308	—
Purchase of HCI (Note 3)	(272,278)	(982,647)	—
Expenditures for fixed assets including inventory of medical devices held for lease	(817,440)	(3,237,795)	(3,190,535)
Proceeds from sale of equipment	—	250,178	250,000
Payment for goodwill, account acquisitions and licensing agreement	(339,964)	(390,117)	(116,205)
Net Cash Used in Investing Activities	(1,452,795)	(4,624,073)	(3,056,740)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from notes payable	41,287	2,250,000	—
Repayment of notes payable	(451,780)	(19,318)	—
Payment of financing costs	—	(41,022)	—
Principal payments under capital lease obligations	(191,658)	(143,379)	(61,165)
Proceeds upon exercise of stock options	75,135	26,306	62,143
Proceeds upon exercise of non-employee stock warrants	—	—	50,000
Net Cash (Used in) Provided by Financing Activities	(527,016)	2,072,587	50,978
NET INCREASE (DECREASE) IN CASH	$ 281,449	$ (416,487)	$ (466,108)
CASH—BEGINNING OF YEAR	537,247	953,734	1,419,842
CASH—END OF YEAR	$ 818,696	$ 537,247	$ 953,734
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—			
Cash paid during the year for:			
Interest	$ 220,227	$ 135,148	$ 23,087
Income taxes	217,306	156,646	765,569
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Fixed assets recorded under capital lease obligations	$ 98,340	$ 250,178	$ 250,000

During 2000 and 1999, the Company sold and leased back various monitoring equipment which was placed in service during prior years. There was no gain or loss on the 2000 or 1999 transactions.

During 2000, the Company entered into an agreement relating to the purchase of certain trade accounts, whereby the Company paid cash of $200,000 and agreed to pay the $125,000 balance over a two-year period ending in 2002. (Note 2)

In connection with the HCI acquisition in November 2000, warrants were issued with a value of $228,044 ($189,000 recorded as a liability and $39,044 as paid-in-capital). (Note 3)

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Scope of business— The Company's business is to sell, rent, install, service and monitor remote communication systems with personal security and smoke/fire detection capabilities, linked to an emergency response monitoring center. The Company markets its products primarily to institutional customers, including long-term care providers, retirement communities, hospitals, and government agencies across the United States and individual consumers. The Company also provides after-hours telephone answering services through its HCI Acquisition Corp. subsidiary. (See Notes 3, 11 and 12.) In addition, the Company, under an exclusive licensing agreement, markets MED-TIME®, an electronic medication reminder and dispensing unit.

Consolidation policy— The accompanying consolidated financial statements include the accounts of American Medical Alert Corp. and its wholly-owned subsidiaries, HCI Acquisition Corp. and Safe Com, Inc.; together the "Company". All material inter-company balances and transactions have been eliminated.

Inventory valuation— Inventory, consisting of medical alert devices and component parts, is valued at the lower of cost (first-in, first-out) or market. Raw materials and work-in-process were approximately $171,000 and $155,000 at December 31, 2001 and 2000, respectively. Inventory of medical devices held for lease are finished goods that the Company intends to place in service as fixed assets under its rental program. Finished goods inventory consists of new, upgraded and refurbished units, and units held for upgrading. Costs associated with upgrading and refurbishing finished goods are expensed as incurred.

Fixed assets— Depreciation is computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives as follows:

Building	20 years
Leased medical devices	3 - 7 years
Monitoring equipment	5 years
Furniture and equipment	5–7 years
Automobiles	3 years

Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the useful life of the asset or the term of the lease.

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of the impairment loss, if any, is based on the fair value of the asset. The statement also requires that certain long-lived assets and identifiable intangibles that are to be disposed of be reported at the lower of their carrying amount or fair value less cost to sell. The application of SFAS No. 121 did not have a significant impact on the Company's results of operations or financial condition during the three-year period ending December 31, 2001. (See Note 11.)

Intangible assets— Intangible assets and deferred charges - Amortization is computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives as follows:

Goodwill	15 years
Trade accounts	3-5 years
Trade name	10 years
Licensing agreement	Life of Agreement
Noncompete agreement	5 years

The covenant not to compete is amortized over the life of the related agreement. Financing costs are amortized over the life of the related debt. It has been Company experience that trade accounts purchased would have a life of at least three years and would show growth even net of attrition. The licensing agreement and trade name relate to recognized names in the Company's industry and thus have remaining useful lives of at least three and ten years, respectively.

Intangible assets and deferred charges consist of the following:

	December 31, 2001	2000
Goodwill	$ 896,371	$ 787,969
Trade accounts	744,049	707,822
Trade name	50,000	50,000
Covenants	60,000	60,000
Financing costs	41,022	41,022
Licensing agreement	260,335	65,000
	2,051,777	1,711,813
Less: Accumulated amortization	457,055	209,438
	$1,594,722	$1,502,375

New pronouncements— In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets" which states that goodwill and other intangible assets with indefinite lives, is no longer to be amortized, but instead are to be tested for impairment at least annually. The impairment process will consist of comparing the fair value of the intangible asset to its carrying value. The Company shall adopt SFAS No. 142 effective January 1, 2002. The impact of SFAS No. 142 on the Company's financial statements has not yet been determined.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets". This statement is effective for the fiscal years beginning after December 15, 2001. This statement supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", while retaining many of the requirements of such statement. The Company does not believe the statement will have a significant impact on its results of operations.

Income taxes— The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," pursuant to which deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years.

Revenue recognition— Revenue from the sale of medical alert devices is recognized upon delivery. Revenue from renting, installation and monitoring services is recognized upon performance of such services.

Revenue from telephone answering services is recognized as services are provided. Certain of these customers are billed in advance on a semi-annual or annual basis. Unearned revenue is deferred and recognized as the services are provided.

Research and development costs— Research and development costs, which are expensed and included in selling, general and administrative expenses, were $117,753, $93,600 and $110,480 for the years ended December 31, 2001, 2000, and 1999, respectively.

Income per share— The Company adopted SFAS No. 128, "Earnings Per Share", in December 1997. Earnings per share data for the years ended December 31, 2001, 2000 and 1999 is presented in conformity with this pronouncement. Due to the net loss for the year ended December 31, 2000, the effect of stock options was not considered as it would have been anti-dilutive.

The following table is a reconciliation of the numerators and denominators in computing earnings per share:

	Income (Numerator)	Shares (Denominator)	Per-Share Amounts
2001			
Basic EPS—Income available to common stockholders	$109,559	6,433,275	$.02
Effect of dilutive securities—Options and warrants	—	106,384	
Diluted EPS—Income available to common stockholders and assumed conversions	109,559	6,539,659	$.02
2000			
Basic EPS—Loss available to common stockholders	$(529,805)	6,412,347	$(.08)
Effect of dilutive securities—Options and warrants	—	—	
Diluted EPS—Loss available to common stockholders and assumed conversions	$(529,805)	6,412,347	$(.08)
1999			
Basic EPS—Income available to common stockholders	$875,559	6,375,803	$.14
Effect of dilutive securities—Options and warrants	—	73,430	
Diluted EPS—Income available to common stockholders and assumed conversions	$875,559	6,449,233	$.14

Concentration of credit risk— Financial instruments, which potentially subject the Company to concentration of credit risk principally consist of accounts receivable from state and local government agencies. The risk is mitigated by the Company's procedures for extending credit, follow-up of disputes and receivable collection procedures. In addition, the Company maintains its cash in various bank accounts that at times may exceed federally insured limits. (See Note 11.)

Reclassifications — Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform with the 2001 presentation.

Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments — Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the fair value of certain financial instruments in their financial statements. The Company estimates that the fair value of its cash, accounts and notes receivable, refundable taxes, notes payable, accounts payable and accrued expenses approximates their carrying amounts due to the short maturity of these instruments. The carrying amount of the put warrant obligation is its fair value.

Accounting for stock-based compensation — As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to account for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

2. LONG-TERM DEBT

Line of credit - bank— During 2000, the Company entered into a revolving credit line agreement that permits maximum borrowings up to $2,500,000 (based upon 75% of eligible accounts receivable and 50% of inventory, as defined), reduced to $1,700,000 in April 2001 (see below). Borrowings under the line bear interest at the lower of the prime rate or LIBOR plus 2.50% (as defined) and are collateralized by the Company's assets. The credit line is available until May 31, 2002. In addition, the agreement provided for a $2,000,000 term loan facility with terms of 60 months. (The bank's commitment for term loans was cancelled in April 2001 - see below). $1,100,000 and $1,300,000 was outstanding on the line of credit at December 31, 2001 and 2000, respectively.

Notes payable - bank:

1. During 2000, the Company entered into a term loan agreement, which is collateralized by a

note receivable. The note is payable in monthly installments of $8,000, including interest at a rate of 8.45% per annum, through February 2003 at which point a balloon payment of $55,706 becomes due. At December 31, 2001 and 2000 the outstanding balance on the term loan was $156,797 and $235,881, respectively. The balance on the note receivable which collateralizes the term loan was $192,436 and $263,691 at December 31, 2001 and 2000, respectively.

2. During 2000, the Company entered into a term loan agreement, which is collateralized by HCI's assets. The note matures in 2005 and is payable in monthly installments of $7,179, including interest at a rate of 8.49% per annum. At December 31, 2001 and 2000 the outstanding balance on the note was $286,046 and $344,801, respectively.

Mortgage payable - bank — During 2000, the Company entered into a mortgage agreement, which is collateralized by the related condominium. The note matures in 2010 and bears interest at the bank's effective prime rate. Interest is payable monthly. Principal is payable monthly at a rate of $2,917 per payment. The balance outstanding on the mortgage at December 31, 2001 and 2000 was $315,000 and $350,000, respectively.

The above noted line of credit, notes and mortgage payable are all with the same bank.

Note payable - account acquisitions — During 2000, the Company entered into an agreement relating to the purchase of and consulting related to certain trade accounts, whereby the Company paid cash of $200,000 and agreed to pay the $125,000 balance over a two year period maturing in 2002, including interest at a rate of 6%. The balance outstanding on the note at December 31, 2001 and 2000 was $50,000 and $125,000, respectively. The remaining balance at December 31, 2001 was paid in February 2002.

Auto loans — As of December 31, 2001 the Company had three automobile loans outstanding aggregating $37,346.

Principal payment requirements — The combined total principal payment requirements in each of the five years subsequent to December 31, 2001 are as follows:

Years ending December 31,	
2002	$ 1,345,616
2003	186,757
2004	121,905
2005	115,544
2006	35,367
Thereafter	140,000
	$ 1,945,189

Covenants — The above agreements provide for negative and affirmative covenants including those related to tangible net worth, working capital and other borrowings.

At December 31, 2001, the Company was in compliance with its loan covenants under the amended agreement dated April 13, 2001.

At December 31, 2000, the Company was not in compliance with certain of its loan covenants. In April 2001, the loan covenant violations were waived by the bank and the Company and bank agreed to certain amendments to the covenants on a prospective basis, as well as other significant amendments to the loan agreement. The amendments reduced the maximum line of credit from $2,500,000 to $1,700,000 and terminated the bank's commitment for term loans.

In March 2002 the Company completed negotiations with another bank, for which it received a commitment letter, subject to certain conditions, for a credit facility of $3,000,000, which includes a term loan of $1,500,000 and a revolving credit line that permits maximum borrowings up to $1,500,000 (based on eligible receivables as defined). Borrowings under the term loan will bear interest at LIBOR plus 3.5% and the revolving credit line will bear interest at LIBOR plus 3.0%. The term loan will be payable for five years while the revolving credit line will be available for three years. The Company will use the proceeds from this bank financing to repay the existing bank debt and fund capital expenditures and working capital needs.

3. Acquisition

On November 21, 2000, the Company acquired substantially all of the assets of Harriet Campbell Inc. ("HCI"). HCI is in the business of providing telephone after-hour answering services, stand-alone voice mail services and other services to the healthcare community in the New York City area. The purchase price consisted of cash of $915,000 (plus cash expenses of $339,925) and the issuance of warrants to purchase 238,333 shares of the Company's common stock, with a put option feature (as described below). There is also an additional amount to be paid based on a percentage of the net income of this new division, as defined, over a six year period that can not exceed $550,000. During 2001, $108,402 was earned and such amount has been added to goodwill. The acquired assets consist principally of a condominium unit in NYC, accounts receivable, other fixed assets and goodwill. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of HCI are included in the 2001 and 2000 consolidated statement of income since the date of acquisition. Goodwill resulting from this transaction is being amortized over 15 years. Management believes that 15 years is appropriate due to the past history of HCI and its expectant future value. (Note 1)

The purchase price was allocated as follows:	
Accounts receivable	$ 225,000
Property and equipment	450,000
Goodwill and non-compete agreement	847,969
Deferred revenue	(40,000)
	1,482,969
Less: fair value of warrants issued	(228,044)
Less: unpaid costs	(272,278)
Cash paid to acquire HCI	$982,647

Unaudited pro forma results of operations for the years ended December 31, 2000 and 1999 as if HCI had been consolidated as of the beginning of the year follow. The pro forma results for 2000 and 1999 include estimates which management believes are reasonable.

Pro Forma	Years Ended December 31	
	2000	1999
Revenue	$ 12,590,000	$ 11,159,000
Net income (loss)	(475,000)	726,000
Net income (loss) per share		
Basic	$(.07)	$.11
Diluted	$(.07)	$.11

The unaudited pro forma results of operations for 2000 and 1999 do not purport to represent what the Company's results of operations would actually have been had the acquisition been effected for the periods presented, or to predict the Company's results of operations for any future period.

In connection with the HCI acquisition, the Company issued to the selling stockholder two warrants to purchase 133,333.33 and 105,000 shares of the Company's common stock at an exercise price of $2.00 per share. The warrants are exercisable until November 20, 2005 and December 20, 2005, respectively. In addition, the selling stockholder has the option, only during a period of ten trading days, beginning on November 21, 2003 and 2005, respectively, to require the Company to redeem the warrants (the Put Option) at $5 or $6, (the Put Price) respectively, less the exercise price per share of $2. In lieu of honoring its obligation to redeem the warrants, the Company may require the selling stockholder to exercise the warrants with the Company only paying to the selling stockholder the difference between the Put Price and the market price of the common stock at the time of such exercise. The Company is released from its obligation under the Put Option if the Company's stock trades above the Put Price of each respective warrant for a period of 10 consecutive trading days. The maximum cash outlay the Company may be required to make is $400,000 at November 2003 and $420,000 (Redemption Amounts) at November 2005. If a more than 50% change in control occurs, as defined, then under certain circumstances, the warrant, unless previously exercised, is cancelled and the above noted Redemption Amounts become payable. The Company has recorded the fair value of the Put Option (based on an independent appraisal) as a liability in the accompanying consolidated balance sheet. Subsequent changes in its fair value will be recorded in income. For the year ended December 31, 2001 the fair value increased by $130,000.

During 2001, the Company lent $140,000 to the selling stockholder for the sole purpose of paying income taxes relating to his gain on the sale. The loan is collateralized by the above noted additional contingent purchase price and the Company's obligation under its put warrants (see above). The loan is payable in minimum installments of $10,000 per quarter with the full amount due by August 2003. The loan bears interest at 7% per annum. The outstanding balance at December 31, 2001 was $123,544.

4. Licensing Agreement

On November 1, 2001, the Company entered into a Cooperative Licensing, Development, Services and Marketing Agreement with Health Hero Network, Inc. (the "Agreement") to develop a new integrated appliance combining all of the features associated with the traditional PERS product with Health Hero Network's (HHN) technology. Pursuant to the Agreement, the Company will be the exclusive manufacturer and distributor (based on achievement of certain sales milestones), in the United States, of an enhanced PERS system that combines the Company's traditional safety monitoring features with Health Hero Network, Inc.'s internet based disease management monitoring technology. The Agreement has a minimum five year term, and also provides for the payment by the Company of certain royalty fees based on the service revenue derived from the enhanced PERS product. The Company anticipates the costs associated with the licensing, research and development and marketing with respect to this Agreement to approximate $2 million over 12-18 months. The cost of the licensing component will aggregate $1,000,000, which will be recorded when certain contractual rights under the agreement are obtained by the Company, at which time the cost will be amortized over the initial five year term of the agreement. As of March 14, 2002, $300,000 has been paid towards the licensing component. Related professional fees of approximately $95,000 have been capitalized. The Company is currently reviewing possible sources of financing.

5. Related Party Transactions

A director of the Company has an ownership interest in an insurance agency that has written policies for the Company with premiums of $190,779, $163,584 and $148,168 in 2001, 2000 and 1999, respectively. During 2001 the director resigned.

Included in notes and other receivables at December 31, 2001 and 2000 is $123,532 and $152,708, respectively, due from the president and principal shareholder of the Company. (See Notes 7 and 8) Included in accrued expenses at December 31, 2000 was $30,000 owed to him.

6. Income Taxes

The provision for income taxes consists of the following:

YEARS ENDED DECEMBER 31,	2001	2000	1999
Current:			
Federal	$216,000	$(240,000)	$411,000
State	121,000	31,000	176,000
	337,000	(209,000)	587,000
Deferred:			
Federal	(120,000)	(9,000)	45,000
State	(17,000)	(60,000)	11,000
	(137,000)	(69,000)	56,000
Total	$200,000	$(278,000)	$643,000

The following is a reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes:

YEARS ENDED DECEMBER 31,	2001	2000	1999
Statutory federal income tax rate	34%	(34%)	34%
State and local taxes	22	(2)	8
Permanent differences and other	9	2	_
Effective income tax rate	65%	(34)%	42%

The tax effects of significant items comprising the Company's deferred taxes at December 31, 2001and 2000 are as follows:

DECEMBER 31,	2001	2000
Deferred tax liabilities:		
Difference between book and tax bases of property	$(519,000)	$(507,000)
Deferred tax assets:		
Reserves not currently deductible	258,000	126,000
Capitalization of inventory	53,000	65,000
State income tax net operating loss carryforwards	37,000	57,000
Put warrant expense not currently deductable	50,000	—
Other	60,000	61,000
Total	458,000	309,000
Net deferred tax liabilities	$(61,000)	$(198,000)

7. COMMITMENTS

Capital leases—t December 31, 2001 and 2000, the Company is obligated under certain capital lease agreements for monitoring equipment and an automobile that expire on various dates through 2006. The amounts of monitoring equipment and the automobile recorded under capital leases and included in fixed assets at December 31, 2001 and 2000 are as follows:

DECEMBER 31,	2001	2000
Monitoring equipment	$807,603	$709,263
Automobile	—	14,336
Less accumulated depreciation	(371,583)	(219,343)
	$436,020	$504,256

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2001:

YEARS ENDING DECEMBER 31,	
2002	$244,685
2003	140,261
2004	24,497
2005	24,497
2006	6,123
Total minimum lease payments	440,063
Less amounts representing interest	45,095
Present value of net minimum lease payments	$394,968
Less current portion	214,903
Obligation under capital leases, less current portion	$180,065

Operating leases—The Company leases office facilities from its President and principal shareholder under two separate agreements, both of which expire in September 2007. The leases call for minimum annual rentals, subject to a 5% annual increase plus reimbursement for real estate taxes. Rent expense on these leases is recorded on the straight-line method over the term of the leases. At December 31, 2001 and 2000, the Company has accrued $55,500 and $40,300, respectively, to reflect the excess of the rent expense over cash payments required. The Company has also entered into various other operating leases for warehouse and office space in Flushing, New York, Mt. Laurel, New Jersey, Decatur, Georgia, Countryside, Illinois and Parker, Colorado. Rent expense was $372,062 in 2001, $384,809 in 2000 and $271,010 in 1999, which includes $265,417, $264,843, and $167,613, respectively, in connection with the above noted leases with the principal shareholder. Rent expense includes real estate taxes of $47,148 in 2001, $46,574 in 2000, and $34,387 in 1999. The aggregate minimum annual rental commitments under non-cancelable operating leases are as follows:

YEARS ENDING DECEMBER 31,	
2002	$ 279,583
2003	290,498
2004	246,564
2005	234,250
2006	235,291
Thereafter	199,602
	$1,485,788

Approximately 85% of the minimum annual rental commitments relate to the above noted leases with the principal shareholder.

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York. The term of the lease shall be for a period of fifteen (15) years from the commencement date. The commencement date shall be the last of the following to occur: (a) the date on which landlord gives notice to tenant that the work to be performed by landlord has been substantially completed; (b) the date landlord shall have obtained a temporary certificate of occupancy for the building which authorizes and permits the occupancy by tenant; and (c) the date on which certain interior work has been completed. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase plus reimbursement for real estate taxes.

In January 2002 the Company paid the landlord $67,374, which represents a security deposit equal to two (2) months rent and the first months rent

Purchase commitment — In the normal course of business, as of December 31, 2001, the Company has committed to purchase 2,500 Model 800 Personal Emergency Response Systems in 2002. The cost to purchase these units will be $321,700. As of December 31, 2001 the Company prepaid $60,375 towards this purchase.

Employment agreements — The Company and its President (who is also the principal shareholder) are parties to an Employment Agreement ("Employment Agreement") dated as of January 1, 2000, which expires on December 31, 2002. Under the terms of the Employment Agreement the President is paid an annual base salary of $260,000 for the first year of employment, $290,000 for the second year of employment and $320,000 for the remainder of the employment term.

In addition, the President will receive as additional compensation, for any year that the Company's pre-tax income, as defined in the Employment Agreement, exceeds $2,000,000, an amount equal to 8% of the Company's pre-tax income between $2,000,000 and $3,000,000, 9% of the Company's pre-tax income between $3,000,000 and $4,000,000 and 10% of the Company's pre-tax income in excess of $4,000,000. Such additional compensation may be paid to the President, at his option, in cash, common stock of the Company or a combination of both.

The Company has also entered into other employment agreements with certain officers and key employees in the ordinary course of business.

8. COMMON STOCK, WARRANTS AND OPTIONS

The Company has two Stock Option Plans, a 1997 Stock Option Plan ("1997 Plan") and a 2000 Stock Option Plan ("2000 Plan"). The Company had a 1991 Stock Option Plan, which terminated on December 1, 2001.

Under the 1991 Plan, as amended, a maximum of 750,000 options could have been granted as either Incentive Stock Options or Nonstatutory Stock Options. The last Stock Options granted under this Plan were issued in 2001 and will expire in 2006. All options under this Plan were granted at exercise prices equal to the fair market value underlying common shares at the date of grant. No further grants will be made under this Plan since it was terminated as of December 1, 2001.

Under the 1997 and 2000 Plans, a maximum of 750,000 and 1,250,000 options, respectively, may be granted. Options granted under both Plans may either be Incentive Stock Options ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or Nonqualified Stock Options which do not qualify as ISOs ("NQSOs").

The 1997 and 2000 Plan are administered by the Board of or a committee of the Board of Directors (the "Administrator"). Any committee must consist of at least three members of the Board, each of whom is a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934.

Among other things, the Administrator is empowered to determine, within the express limits contained in the 1997 and 2000 Plan: the employees and consultants to be granted options, the times when options shall be granted, whether an option is to be an ISO or a NQSO, the number of shares of common stock to be subject to each option, the exercise price of each option, the term of each option, the date each option shall become exercisable as well as any terms, conditions or installments relating to the exercisability of each option, whether and under what conditions to accelerate the date of exercise of any option or installment, the form of payment of the exercise price, the amount, if any, required to be withheld with respect to an option and, with the consent of the optionee, whether to modify an option. The Administrator is also authorized to prescribe, amend and rescind rules and regulations relating to the 1997 and 2000 Plan and to make all other determinations necessary or advisable for administering the 1997 and 2000 Plan and to construe both Plans.

Options granted under the 1997 and 2000 Plan will be subject to, among other things, the following terms and conditions:

(a) The exercise price of each option will be determined by the Administrator; provided, however, that the exercise price of an ISO may not be less than the fair market value of the Company's common stock on the date of grant (110% of such fair market value if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company).

(b) The number of options to be granted is determined by the Administrator. The options will be granted twice a year. To the extent permitted by law, such options will be granted as Incentive Stock Options.

(c) Options may be granted for terms determined by the Administrator; provided, however, that the term of an ISO may not exceed 10 years (5 years if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company). In addition, under the 2000 Plan, no options may have a term exceeding ten years.

(d) The maximum number of shares of the Company's common stock for which options may be granted to an employee in any calendar year is 250,000 and 300,000, respectively, under the 1997 and 2000 Plans,. In addition, the aggregate fair market value of shares with respect to which ISOs may be granted to an employee which are exercisable for the first time during any calendar year may not exceed $100,000.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation expense has been recognized for stock options granted. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Pro forma net income (loss)	**$(135,212)**	$(772,342)	$(671,781)
Pro forma basic earnings (loss) per share	**$ (.02)**	$ (.12)	$ .11

The weighted average grant date fair value of options granted in 2001, 2000 and 1999 was $244,771, $242,537 and $203,778, respectively.

The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2001	2000	1999
Expected life (years)	**2**	2	2
Risk free interest rate	**3.71%**	6.39%	5.13%
Expected volatility	**41.65%**	45.80%	33.84%

Expected dividend yield	—	—	—

Information with respect to options under plans is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance—January 1, 1999	669,700	$2.68
Granted during 1999	290,089	3.15
Forfeitures/expirations during 1999	(208,829)	2.55
Exercised during 1999	(24,262)	2.56
Balance—December 31, 1999	726,698	2.89
Granted during 2000	504,750	2.31
Forfeitures/expirations during 2000	(217,743)	2.72
Exercised during 2000	(11,189)	2.35
Balance—December 31, 2000	1,002,516	2.62
Granted during 2001	457,019	1.92
Forfeitures/expirations during 2001	(189,625)	2.45
Exercised during 2001	(40,524)	1.91
BALANCE—DECEMBER 31, 2001	**1,229,386**	**$2.41**

At December 31, 2001 and 2000, 1,149,386 and 902,516 options were exercisable, respectively.

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.10–$1.70	156,278	4.35	$1.19	156,278	$1.19
$1:70–$2.60	515,867	3.27	2.15	435,867	2.18
$2.60–$4.20	557,241	2.90	2.99	557,241	2.99
	1,229,386	3.24	$2.41	1,149,386	$2.43

As of December 31, 2001, 89,084 and 829,847 shares of common stock are available for future grants under the 1997 and 2000 Plans, respectively.

9. EMPLOYEE SAVINGS PLAN

The Company sponsors a 401(k) savings plan that is available to all eligible employees. Participants may elect to defer from 1% to 15% of their compensation, subject to an annual limitation provided by the Internal Revenue Service. The Company may make matching and/or profit sharing contributions to the plan at its discretion. The Company contributed $15,391, $11,733 and $12,183 for the years ended December 31, 2001, 2000 and 1999, respectively.

10. CONSULTING AGREEMENT

In December 1994, the Company entered into a financial advisory and investment banking agreement. In connection with the agreement, the Company granted 150,000 warrants exercisable for a period of four years commencing one year from the date of the agreement at an exercise price of $2.00 per share (the fair market value at the date of grant). On January 1, 1997, the agreement was renewed for a term of twelve months and the Company granted the consultant an additional 50,000 warrants exercisable for a period of four years at an exercise price of $4.50. In December 1999 the 150,000 warrants granted in 1994 expired. The 50,000 warrants granted in 1997 expired in January 2001.

In June 1999, the Company entered into a consulting agreement whereby the consultant is to render advice to the Company with respect to investor relations. In connection with the agreement, the Company granted the consultant 50,000 stock options exercisable for a period of five years, at an exercise price of $2.75 per share (the fair market value at the date of the grant). At December 31, 2001, all of the options were fully vested. The fair value of the options granted was not material.

In February 2002, the Company approved a consulting agreement whereby the consultant is to render advice to the Company with respect to public relations. The term of the agreement shall be for nine (9) months. In connection with the agreement, the consultant will receive $5,000 per month and be issued a warrant to purchase 35,000 shares of common stock, exercisable for a period of five years, at an exercise price of $3.50 per share, the fair value of the stock at the time of approval.

11. MAJOR CUSTOMERS

Since 1983, the Company has provided PERS services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). During the years ended December 31, 2001, 2000 and 1999, the Company had revenues from this contract representing 26%, 35%, and 41%, respectively, of its total revenue.

In January 1999, in response to a Request For Proposal ("RFP") issued by HCSP, AMAC and several other companies submitted proposals to provide PERS services on behalf of the City of New York through June 30, 2003. On October 22, 1999, the Company was advised by HCSP that another company had been preliminarily recommended. The Company's management reviewed HCSP's preliminary recommendation and assessed alternative options and courses of action. On November 1, 1999, the Company submitted a formal protest pursuant to paragraph 4-04 of the Rules of the Procurement Policy Board of the City of New York to contest the preliminary award. In September 2001, the Company was advised by HCSP that the RFP had been cancelled. The Company continues to provide services to the City of New York under extensions and contracts issued periodically. The current contract reflects terms and conditions present in the original contract.

During any contract renewal process, there can be no assurance that the same level of revenues will be sustained due to a variety of factors, including pricing, number of subscribers to be serviced, and the amount of time that passes before the renewal agreement is acted upon by HCSP. While the Company has reduced its dependence on revenue from HCSP, a significant amount of the Company's revenue could be lost, albeit over a protracted period, if the contract with HCSP is not maintained or is maintained at a significantly lower level of revenue. This could have a material adverse effect on operating results and cash flows. In addition, it is possible that significant adjustments to inventory of medical devices held for lease and leased medical devices associated with the contract would occur. The extent and significance of the adjustments will be dependant upon the length of the transition period to the new provider subject to management's ability to place these devices with other providers.

As of December 31, 2001 and 2000, accounts receivable from the contract represented 47% and 53%, respectively, of accounts receivable and leased medical devices in service under the contract represented 30% and 31%, respectively, of leased medical devices. Legal and other fees of approximately $40,000 and $340,000 relating to the contract extension were expensed in 2001 and 2000, respectively.

12. SEGMENT REPORTING

The Company has two reportable segments, Personal Emergency Response Systems ("PERS") and Telephone After-Hours Answering Services ("TAS"), which is provided through the Company's HCI subsidiary, which was acquired November 21, 2000. (Note 3.)

The table below provides a reconciliation of segment information to total consolidated information for the years ended 2001 and 2000.

2001	PERS	TAS	Other	Consolidated
Revenue	$11,458,140	$2,391,522	$96,937	$13,946,599
Interest expense	161,438	57,435	—	218,873
Depreciation and amortization	1,893,233	108,725	22,630	2,024,588
Income tax expense	51,000	149,000	—	200,000
Net income (Loss)	(33,847)	185,164	(41,758)	109,559
Total assets	12,135,254	2,120,395	175,694	14,431,343
Additions to fixed assets and medical devices held for lease	794,679	4,003	18,758	817,440

2000	PERS	TAS	Other	Consolidated
Revenue	$10,545,947	$164,982	$39,798	$10,750,727
Interest expense	138,110	7,027	—	145,137
Depreciation and amortization	1,723,483	4,378	10,377	1,738,238
Income tax expense (benefit)	(278,595)	—	595	(278,000)
Net loss	(409,371)	(12,818)	(107,616)	(529,805)
Total assets	13,259,302	1,697,932	176,599	15,133,833
Additions to fixed assets and medical devices held for lease	3,134,023	—	103,772	3,237,795

13. FOURTH QUARTER ADJUSTMENTS

During the fourth quarter of 2000 the Company completed its detailed analysis of inventory shipped to and from and held by all third party agencies. The effect of this analysis resulted in a shrinkage loss of approximately $430,000. In addition, a commission accrual of $93,000 was recorded.

14. CONTINGENCIES

Although the Company is a party to certain routine litigation incidental to its business, the Company believes that, except as set forth below, there are no material pending legal proceedings to which it is a party or to which any of its properties are subject.

On March 2, 2001 American Medical Alert Corp. was served with a Summons and Complaint by a former employee seeking to recover damages for discrimination and harassment in connection with her employment and the associated termination thereof. The action is pending in the Supreme Court of Queens County. The plaintiff seeks to recover the sum of $750,000 for compensatory damages and $750,000 for punitive damages. At this stage of the proceedings, it is not possible to predict the outcome of this litigation, however, management believes that the Company has meritorious defenses to the complaint. At the present time the insurance company has declined coverage although efforts to obtain a reversal of the declination of coverage are ongoing.

10 - KSB REPORT

A copy of the Company's Form 10-KSB Report, including exhibits, as filed with the Securities and Exchange Commission may be obtained free of charge to shareholders by writing to the Secretary, John Rogers,
American Medical Alert Corp.,
3265 Lawson Boulevard
P.O. Box 40
Oceanside, New York 11572

CORPORATE INFORMATION

OFFICERS

Howard M. Siegel
Chairman of the Board
President and Chief Executive Officer

Jack Rhian
Chief Operating Officer

Frederic S. Siegel
Director
Vice President, Sales and Marketing

John Lesher Ph.D
Vice President, Engineering

John Rogers
Vice President, Operations
and Secretary

BOARD OF DIRECTORS

Howard M. Siegel
Chairman of the Board
President and Chief Executive Officer
American Medical Alert Corp.

James LaPolla
President and Chief Executive Officer
Home Health Management Services, Inc.

Robert Levin
President
Ron Levin Associates

Frederic S. Siegel
Vice President, Sales and Marketing
American Medical Alert Corp.

Yacov Shamash, Ph.D
Dean of the College of Engineering
SUNY Stonybrook

Theodore Simon
Senior VP of Engineering
Pittway Corp.

NON-DIRECTOR, SENIOR OFFICER

Richard, Rallo, CPA
Controller

EXECUTIVE OFFICES

3265 Lawson Boulevard
Oceanside, New York 11572

ENGINEERING OFFICES

Fellowship Business Center
520 Fellowship Road • Unit A-106
Mt. Laurel, New Jersey 08054

REGIONAL OFFICES

NEW YORK CITY
216 East 75th Street
New York, NY 10021

SOUTHEAST REGION
910 Church Street • Suite 203
Decatur, Georgia 30030

MIDWEST REGION
17040 South Oak Park Avenue
Tinley Park, Illinois 60477

WESTERN REGION
12543 North Highway 83 • Suite 300
Parker, Colorado 80134

SERVICE FACILITY

169-10 Crocheron Avenue
Flushing, New York 11358

COUNSEL

Jenkens & Gilchrist Parker Chapin, LLP
405 Lexington Avenue
The Chrysler Building
New York, New York 10174

Korn & Spirn
50 Clinton Street
Hempstead, New York 11550

Greenberg Traurig
200 Park Avenue
Met Life Building
New York, New York 10166

Myron Amer, P.C.
114 Old Country Road, Suite 310
Mineola, New York 11501

AUDITORS

Margolin, Winer & Evens LLP
400 Garden City Plaza
Garden City, New York 11530

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer
& Trust Company
2 Broadway
New York, New York 10004

SECURITY LISTINGS

Nasdaq (Symbol) "AMAC"

STOCKHOLDERS MEETING

August 13, 2002 – 10:00 a.m.
The Bank of New York
1 Wall Street • 47th Floor
New York, New York 10005

WORLD WIDE WEB ADDRESS

www.amacalert.com

10 - KSB REPORT

A copy of the Company's Form 10-KSB Report, including exhibits, as filed with the Securities and Exchange Commission may be obtained free of charge to shareholders by writing to the Secretary, John Rogers, American Medical Alert Corp., 3265 Lawson Boulevard P.O. Box 40 Oceanside, New York 11572

The Center of Health Care Communication
800.645.3244